Exhibit 12(a)(1)(vii)

This Offering Memorandum Supplement does not constitute the solicitation of the sale of, or an offer to sell, or a solicitation of the purchase of, or an offer to purchase, any securities in any jurisdiction in which such solicitation or offering may not lawfully be made.

Offering Memorandum Supplement

This Offering Memorandum Supplement supplements and amends our Offering Memorandum dated April 25, 2002 (the “Offering Memorandum”). The date of this Supplement is May 15, 2002. All capitalized terms not otherwise defined in this Supplement have the meanings given to them in the Offering Memorandum. This Supplement should be read in conjunction with the Offering Memorandum.

Are there any conditions to the Exchange Offer?

The disclosure in the paragraphs on pages 4, 5, 15, and 20 of the Offering Memorandum highlighted in bold and in the paragraphs under the headings “Summary of the Exchange Offer – Conditions of the Exchange Offer” and “The Exchange Offer – Are there any conditions to the Exchange Offer?” is replaced by the following:

The success of the Exchange Offer is critically important to us. It is a condition to our obligation to close the Exchange Offer that at least 70% of the Series B Preferred is tendered for exchange (the “Minimum Condition”). If the Minimum Condition is met, and we have received all necessary government approvals, promptly following the Expiration Date we will accept for exchange, and issue Series D Preferred shares in exchange for, all Series B Preferred shares tendered.

We will not assert or waive any conditions to the Exchange Offer after the Expiration Date, although we may elect to extend or modify the Exchange Offer upon adequate notice to Series B Preferred shareholders in accordance with applicable rules under the Exchange Act.

The final sentence under the heading “Summary of the Exchange Offer – The Exchange Offer” on page 4 of the Offering Memorandum is deleted.

Updated Risk Factor.

The initial risk factor beginning on page 7 of the Offering Memorandum entitled “Risks Relating to Not Accepting the Exchange Offer – We may be unable to continue our operations in the normal course if a sufficient number of shares of Series B Preferred are not tendered in the Exchange Offer” is modified in its entirety to read as follows:

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In connection with an acquisition, we issued Series B Preferred shares that carry redemption privileges at the option of the holders. If all holders were to redeem their Series B Preferred at the earliest possible time, the cash requirements would be approximately $11.4 million in July 2002. Currently, our cash flow from operations, together with anticipated available borrowings under our current credit facility and potential additional credit facilities, would not be sufficient to permit us to pay in full this potential redemption obligation in July 2002. There are also outstanding warrants to purchase shares of our Common Stock that may be tendered to us for redemption at any time at an aggregate redemption price of approximately $780,000.

The success of the Exchange Offer is critically important to us. It is a condition to our obligation to close the Exchange Offer that the Minimum Condition is met. If less than 70% of the Series B Preferred is tendered for exchange, and the Minimum Condition is therefore not met, we expect that we will delay payment for any Series B Preferred submitted to us for redemption until we have been able to structure and implement an acceptable financial plan with our current or alternate lenders. Structuring and implementing such a plan, if achievable based on then existing circumstances, could take an extended period of time.

Any failure on our part to satisfy such Series B Preferred redemption obligations may cause us to be unable to continue to operate our business in the normal course. If the Minimum Condition is not met, we reserve the right to amend the terms of and extend the Exchange Offer or to reject all tendered shares and explore other solutions that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing present debt, seeking additional subordinated debt or equity capital or reorganizing our obligations. There is no assurance that we will be successful in any of these efforts.

We have no agreements, written or oral, with any of our directors, officers or affiliates with respect to them participating in the Exchange Offer. If such persons elect to participate in the Exchange Offer, they will do so on the same terms as are available to all other holders of Series B Preferred.

How long will the Exchange Offer be open, and can it be amended or withdrawn by us?

The initial two paragraphs on pages 15 and 16 of the Offering Memorandum under the heading “The Exchange Offer – How long will the Exchange Offer be open, and can it be amended or withdrawn by us?” are modified in their entirety to read as follows:

The Exchange Offer will expire at 5:00 p.m., New York City time, on June 14, 2002 (the “Expiration Date”), subject to extension by us, in which event the Expiration Date will be the time and date to which the Exchange Offer has been extended. We will notify American Stock Transfer & Trust Company, the Exchange Agent for the Exchange Offer, of any extension by oral or written notice, and will make a public announcement thereof by press release, in each case prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

We reserve the right to amend the terms of the Exchange Offer in any manner, including altering the exchange ratio or the Series D Preferred conversion ratio or otherwise changing the consideration offered in exchange for the Series B Preferred in the Exchange Offer (provided that any such changed consideration must be paid with regard to all Series B Preferred accepted in the Exchange Offer). We cannot withdraw the Exchange Offer if the Minimum Condition is met and we have received all necessary government approvals.

What are my rights to withdraw my tender of Series B Preferred?

The initial paragraph on page 21 of the Offering Memorandum under the heading “The Exchange Offer – What are my rights to withdraw my tender of Series B Preferred?”is modified in its entirety to read as follows:

You may withdraw your tender of any Series B Preferred, in whole or in part, at any time prior to 5:00 p.m., New York City time, on the Expiration Date, by delivery of a written notice of withdrawal to the Exchange Agent. You also have the right to withdraw your tender of any Series B Preferred, in whole or in part, at any time after June 21, 2002, which is the 40th business day following the commencement of the Exchange Offer, if we have not by that date closed the Exchange Offer and accepted your tender.

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